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1 February 2002




                                  MEDIA RELEASE

                        CONSOLIDATION TO STRENGTHEN FOCUS
                              IN KEY BUSINESS AREAS

Telecom has consolidated its operating structure to strengthen focus in key areas of the Group's business in New Zealand and Australia.

Chief Executive Theresa Gattung said today the consolidation would promote greater co-ordination between business units on each side of the Tasman, speed decision making across the Group, and ensure Telecom is well positioned for convergence in its delivery of services and products.

"Our consolidation of structure will enable us to build on all the progress to date in transforming Telecom into an Australasian online and communications group," Ms Gattung said. "We're now building a more effective, unified presence for Telecom businesses in each of the Australia and New Zealand geographic markets."

Under the new structure, Telecom will have a Chief Operating Officer (COO) in New Zealand with leadership responsibility for fixed line and mobile businesses there, including operation of their networks, and also for the esolutions business (Telecom's alliance with Microsoft and EDS). Mr Simon Moutter, previously Group General Manager, Network, has been appointed COO in New Zealand reporting to Ms Gattung.

Telecom will also have a Chief Operating Officer in Australia, responsible for the AAPT and mobile businesses in that market, and for the Internet service business of Connect. Mr David Bedford, previously COO for AAPT, has been appointed to this role also reporting to Ms Gattung.

In Australia, Mohan Jesudason moves into a new leadership role for the Mobile business in that market, including Telecom's 3G alliance with Hutchison Whampoa. The new structure also creates a unified presence for the Group in the Australian business market for voice, data and IP network services, with Graham Mitchell assuming leadership for Telecom in this area.


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Ms Gattung said the role of COO for Sales and Service in New Zealand had disappeared and regrettably Kevin Stratful had left Telecom. "Kevin is a talented and committed business leader who has made a valuable contribution to the New Zealand fixed line business over the past two years," she said. "He has led this business into its current good shape."

Ms Gattung said along with a stronger focus on key business areas, the consolidation of operating structure would support Telecom's ongoing drive to contain and reduce operating costs.

For further information, contact:

Martin Freeth
Public Affairs Manager
Telecom Corporation of New Zealand
Tel 64 4 498 9361
Mob 64 27 242 0174